                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                               NetVantage, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
________________________________________________________________________________
                        (Title of Class of Securities)



                                   64120U10
________________________________________________________________________________
                                (CUSIP Number)


                              Stephen R. Rizzone
                     201 Continental Boulevard, Suite 201
                         El Segundo, California 90245
                         Telephone No. (310) 726-4130
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 4 Pages)

_________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 64120U10                                       PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen R. Rizzone
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5 below.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See Item 5 below.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5 below.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5 below.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of NetVantage, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 201 Continental Boulevard, Suite 201, El Segundo, California 90245.

         Prior to the Merger (as defined below), the Issuer also had outstanding shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), and Class E Common Stock, par value $.001 per share (the "Class E Common Stock").

Item 2.  Identity and Background.
------   -----------------------

         This statement is being filed by Stephen R. Rizzone, a United States citizen, whose business address is 201 Continental Boulevard, Suite 201, El Segundo, California 90245. Prior to the Merger, Mr. Rizzone was the Chairman of the Board, Chief Executive Officer and President of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction.
------   ----------------------

         Not applicable.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         On September 25, 1998, a wholly owned subsidiary of Cabletron Systems, Inc. was merged with and into the Issuer, which survived the Merger (the "Merger"). In connection with the Merger, all of the shares of Class A Common Stock owned by Mr. Rizzone were converted into the right to receive common stock of Cabletron, and all of the warrants and options to acquire shares of Class A Common Stock, Class B Common Stock and Class E Common Stock of Issuer granted to Mr. Rizzone and his spouse were assumed by Cabletron at the exchange ratio of 8/13 of a share of Cabletron common stock for each share of Class A Common Stock, each share of Class B Common Stock and each ten shares of Class E Common Stock. Mr. Rizzone and his spouse have no further interest in any shares of any capital stock of Issuer.

                                  Page 3 of 4
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                                   SIGNATURE

     After due inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 8, 1998


                                          /s/ Stephen R. Rizzone
                                          ----------------------
                                          Stephen R. Rizzone